Exhibit 12

J. C. Penney Company, Inc.
Computation of Ratios of Earnings to Fixed Charges
(Unaudited)

	53 Weeks	52 Weeks	52 Weeks	52 Weeks	52 Weeks
	Ended	Ended	Ended	Ended	Ended
($ in millions)	2/3/2018	1/28/2017	1/30/2016	1/31/2015	2/1/2014
Income/(loss) from continuing operations before income taxes	$(242)	$2	$(504)	$(694)	$(1,708)
Fixed charges:
Net interest expense	325	363	405	406	352
Interest income included in net interest	1	—	—	—	1
Loss on extinguishment of debt, bond premiums and unamortized costs	33	30	10	34	114
Estimated interest within rental expense	93	93	94	98	99
Total fixed charges	452	486	509	538	566
Total earnings available for fixed charges	$210	$488	$5	$(156)	$(1,142)
Ratio of earnings to fixed charges	0.5	1.0	—	(0.3)	(2.0)
Coverage deficiency	242	NA	504	694	1,708